Exhibit 4.52

On March 11, 2022, the Registrant, through a subsidiary, entered into a Management Vendors Agreement (this “Agreement”) in Chinese with Cui Weigang, Xu Enjun, Pang Qingxiu, Huang Huabo, Tang Xianbao, and Zhang Huanran. Set forth below is an English summary of this Agreement.

1.	Parties to the Management Vendors Agreement

This Management Vendors Agreement is made and entered into by and among the following Parties on March 11, 2022:

(1)	Suqian Jingdong Zhuofeng Enterprise Management Co., Ltd., a limited liability company incorporated under the laws of the PRC (“Transferee” or “Investor”);

(2)	Cui Weigang, a natural person of Chinese nationality;

(3)	Xu Enjun, a natural person of Chinese nationality;

(4)	Pang Qingxiu, a natural person of Chinese nationality;

(5)	Huang Huabo, a natural person of Chinese nationality;

(6)	Tang Xianbao, a natural person of Chinese nationality;

(7)	Zhang Huanran, a natural person of Chinese nationality.

The parties to this Agreement are hereinafter referred to individually as a “Party” and collectively as the “Parties”. The persons listed in the items (2) to (7) above are referred to collectively as the “Management Vendors” and each a “Management Vendor”.

For the purpose of this Agreement,

(i)	“Business Disposal Agreement” means the Business Disposal Agreement entered into by and among the Founding Vendors, the Investor and the Target Company on the date hereof;

(ii)

“Excluded Business” means (x) all the indebtedness of the Target Company and the Excluded Entities, (y) all other assets held by the Target Company other than the shares of the Listed Company and the Listed Group, and (z) the Excluded Entities;

(iii)

“Excluded Entities” means the entities that the Founder and the Investor agreed to exclude from the consolidated financial statements of the Target Company, namely Guangzhou Xingguang Small Loan Company Limited, Tianjin Deji Logistics Management Co., Ltd., Chengdu Deji Supply Chain Management Co., Ltd., Ningbo Dezhou Property Management Co., Ltd., Ningbo Desui Property Management Co., Ltd., Chongqing Deji Warehousing Service Co., Ltd., Ningbo Desong Property Management Co., Ltd., Dalian Debon Logistics Management Co., Ltd., Ningbo Dewei Real Estate Management Co., Ltd., and Dexin Commercial Factoring (Shenzhen) Co., Ltd.;

(iv)	“Founder” means Cui Weixing, a natural person of Chinese nationality;

(v)	“Founding Vendors” means Cui Weixing and Xue Xia;

(vi)	“Founding Vendors Agreement” means a Founding Vendors Agreement in Chinese entered into by and among the Founding Vendors and the Investor on the date hereof;

(vii)	“Founding Vendors Transaction” means the transaction under the Founding Vendors Agreement;

(viii)	“Founding Target Shares” means the target shares under the Founding Vendors Agreement.

2.	The MVA Transaction

(1)

Subject to the terms and conditions set forth in this Agreement, the Management Vendors wish to transfer to the Investor, and the Investor wishes to assign from the Management Vendors 5,811,902 shares of Ningbo Meishan Baoshui Area Deppon Investment Holding Company Limited (the “Target Company”, collectively with its subsidiaries, which includes the Listed Group (as defined below) but excludes the Excluded Entities, the “Group Companies”) (representing approximately 6.1913% equity interest in the Target Company) (the “Management Target Shares”, and such transaction hereafter referred to as the “MVA Transaction”) held by the Management Vendors. For the Management Target Shares and subject to the terms and conditions of this Agreement, the total consideration of RMB 555,778,525.75 shall be transferred by the Investor to the Management Vendors.

For the avoidance of doubt, the transfers of the Management Target Shares under this Agreement do not include the rights relating to the Excluded Business, of which shall remain with the Founder and/or his designated party. The Founder shall be responsible for the costs, expenses and liabilities relating to the Excluded Business.

The MVA Transaction shall be carried out in the following manner:

(i)	The MVA First Instalment

Subject to the terms and conditions of this Agreement (including but not limited to the fulfilment or waiver of the MVA First Instalment Conditions (as defined below)), the Management Vendors shall transfer to the Investor 1,452,974 shares of the Target Company (representing approximately 1.5477% equity interest in the Target Company immediately prior to the Closing of the MVA First Instalment) (the “MVA First Instalment Target Shares”, and such transaction, the “MVA First Instalment”).

For the MVA First Instalment Target Shares and subject to the terms and conditions of this Agreement, RMB 138,944,488.00 shall be transferred by the Investor to the Management Vendors (the “MVA First Instalment Consideration”). Subject to the fulfilment or waiver of the MVA First Instalment Conditions, at the Closing of the MVA First Instalment, the Investor shall pay the MVA First Instalment Consideration to the Management Vendors after the deduction of income tax the Investor withheld for each of them.

The details of the MVA Fisrt Instalment Target Shares and the MVA First Instalment Consideration of each Management Vendor are shown in Exhibit I to this Agreement.

(ii)	The MVA Second Instalment

Subject to the terms and conditions of this Agreement (including but not limited to the fulfilment or waiver of the MVA Second Instalment Conditions (as defined below)), the Management Vendors shall transfer to the Investor 4,358,928 shares of the Target Company (representing approximately 4.6434% equity interest in the Target Company immediately after the Closing of the MVA First Instalment) (the “MVA Second Instalment Target Shares”, and such transaction, the “MVA Second Instalment” or the “MVA Subsequent Transaction”).

For the MVA Second Instalment Target Shares and subject to the terms and conditions of this Agreement, RMB 416,834,037.75 shall be transferred by the Investor to the Management Vendors (the “MVA Second Instalment Consideration”). Subject to the fulfilment or waiver of the MVA Second Instalment Conditions, at the Closing of the MVA Second Instalment, the Investor shall pay the MVA Second Instalment Consideration to the Management Vendors after the deduction of income tax the Investor withheld for each of them.

The details of the MVA Second Instalment Target Shares and the MVA Second Instalment Consideration of each Management Vendor are shown in Exhibit I to this Agreement.

(2)

Each party hereby acknowledges and agrees that any profits, gains, bonuses, dividends generated by the Management Target Shares between December 31, 2021 and the Closing Date (as defined below), as well as any profits, gains, bonuses, dividends accrued or declared but unpaid at the date of this Agreement, have been taken into account in the consideration for the Management Target Shares. Such profits, gains, bonuses, and dividends shall be jointly enjoyed by all shareholders of the Target Company upon the completion of the Acquisition (as defined below) (unless otherwise agreed in the Business Disposal Agreement). Thereby, the Management Vendors shall not claim any payment or distribution in respect of any profits, gains, bonuses, or dividends from the Target Company.

3.	Conditions Precedent to the Closing of the MVA Transaction

(1)	Conditions Precedent to Closing of all instalments

For each instalment of the MVA Transaction, only when the following conditions and the additional conditions specified for each instalment listed below (collectively the “MVA Conditions Precedent”; the conditions hereunder together with the additional conditions under the MVA First Instalment hereinafter referred to as the “MVA First Instalment Conditions”; the conditions hereunder together with the additional conditions under the MVA Second Instalment hereinafter referred to as the “MVA Second Instalment Conditions”) have been duly fulfilled or waived, the Investor is obliged to pay the consideration for the shares at the Closing of such instalment:

(i)

on the Closing Date of each instalment, the transaction documents have been duly signed by relevant parties under each agreement and shall remain fully effective, and the representations and warranties made by the Founding Vendors and the Management Vendors remain true, accurate, not misleading, and containing no omission of any material facts. The Founding Vendors and the Management Vendors have fulfilled their respective obligations under the transaction documents;

(ii)

the instalment (including any transactions under that instalment in accordance with this Agreement and the Founding Vendors Agreement, and any transaction contemplated at that instalment under the Acquisition) and relevant transaction documents have been approved by the relevant authorities (if any); there have been no proceedings, arbitration, other disputes or judicial seizure on the target shares of that instalment; there have been no law, regulations or any actions from the relevant authorities which restrict, prohibit or cancel the transfer of the shares of the Target Company under that instalment; such instalment and the relevant transaction documents are in compliance with applicable listing rules of the Stock Exchange of Hong Kong Limited (except those which waiver had been applied for);

(iii)

the Founding Vendors, the Management Vendors and other 153 minority shareholders of the Target Company (collectively “Minority Vendors”) have obtained all the necessary internal approvals (if any) in relation to the transactions under that instalment and there have been no selling restrictions in relation to the Management Target Shares, the Founding Target Shares and shares to be transferred to the Investor under the Acquisition of such instalment or such restrictions have been duly waived;

(iv)

the Target Company has completed the relevant registrations and procedures relating to the transfers of the Management Target Shares and the Founding Target Shares of that instalment with Guangzhou Equity Exchange, such that the Founding Vendors, the Management Vendors, together with the Minority Vendors shall have transferred an aggregate of more than 51% equity interest in the Target Company and such transfers have been reflected in the register of shareholders of the Target Company, and each of the shareholders of the Target Company (except the Founder) has entrusted the voting rights attached to their shares and/or transferred the relevant shares to the Investor so that the Investor shall control more than 51% of the voting rights in the Target Company (any and all transfers of shares and/or the entrustment of voting rights attached to shares, for the purpose of acquiring such control, hereinafter referred to as the “Acquisition”);

(v)

each of the Founding Vendors and the Management Vendors under that instalment has provided all of his/her documents on income tax in relation to the transfer of shares to the Investor at such instalment; and

(vi)	the Management Vendors have provided to the Investor a written confirmation stating that the respective condition precedent had been fulfilled.

(2)	Additional Conditions Precedent under the MVA First Instalment

(i)

The Founder and/or his designated third party, and the Group Companies have completed the relevant procedures and conditions for the Business Disposal (as defined below) in relation to the first instalment of Founding Vendors Transaction in accordance with the Business Disposal Agreement (the steps, processes and transactions described under the Business Disposal Agreement collectively hereinafter referred to as the “Business Disposal”) and the Founding Vendors Agreement;

(ii)

The Target Company has obtained approvals from its shareholders and board of directors in relation to (1) the first amendment to the articles of association of the Target Company (the “First Amendment to Articles of Association”) that is satisfactory to the Investor; (2) the cancelation of the share management agreement of the Target Company, (3) the Business Disposal and the Business Disposal Agreement, and (4) the resignation of the Management Vendors from their positions as director, supervisor or senior management and the appointment of new directors, supervisors and senior management (the “First Adjustment of Management”);

(iii)

The Target Company has registered with the relevant authorities for (1) the First Adjustment of Management, (2) the First Amendment to Articles of Association, and (3) the reduction in the registered capital of the Target Company from RMB94,224,991 to RMB93,874,768 (the “Reduction”);

(iv)

The Target Company has fully paid the relevant parties in relation to the Reduction and has withheld and paid the relevant parties the relevant taxes relating to the Reduction (including but not limited to income tax and stamp duty);

(v)

The Target Company has obtained approvals from its shareholders and board of directors in relation to (1) the second amendment to the articles of association of the Target Company (the “Second Amendment to Articles of Association”) that is satisfactory to the Investor, and (2) the change to each of the board of directors and supervisors of each of the members of the Group Companies (except the Listed Group) and the appointment of persons nominated by the Investor as the legal representative and general manager of each of the members of the Group Companies (except the Listed Group) (the “Second Adjustment of Management”);

(vi)

The Group Companies have given notice to or obtained the necessary approvals and/or consents from the relevant third parties regarding the Acquisition, and the change of the actual controller of the Listed Company shall not result in the qualification for the operation of the Listed Company being terminated or not renewed;

(vii)

The Listed Company has updated the commercial franchising registration with the relevant authorities in relation to its registered address, distribution of the franchisees’ stores and other information required by law;

(viii)	The Acquisition has been approved by the relevant PRC authorities in relation to antitrust review and has obtained the consent or recognition of relevant authorities;

(ix)	The Investor has obtained all necessary internal approvals (including but not limited to the shareholders’ approval and board of directors’ approval) for the Acquisition;

(x)	The Investor has completed business, legal, financial, human resources, and tax due diligence of the Group Companies; and

(xi)	The conditions precedent to the closing of the first instalment under the Founding Vendors Agreement have been fulfilled.

(3)	Additional Conditions Precedent under the MVA Second Instalment

(i)	The first instalment under the Founding Vendors Agreement and the MVA First Instalment have been closed;

(ii)

The Voluntary Lock-up (as defined in the Founding Vendors Agreement) has been expired or waived, and except for the Founder, who should serve as the director of Deppon Logistics Co., Ltd. (the “Listed Company”, together with its subsidiaries, the “Listed Group”), each of the Management Vendors has resigned from his/her position as director, supervisor, or senior management of the Target Company and the Listed Company for no less than six months and there have been no selling restrictions in relation to the Management Target Shares held by each of them; and

(iii)	Second Instalment Target Shares Pledge Release (as defined in the Founding Vendors Agreement) and MVA Subsequent Trading Shares Pledge Release (as defined below) have been completed.

4.	The Closing of the MVA Transaction

The closing of each instalment (the “Closing”) shall occur within 10 business days after the duly fulfillment or waiver of the respective conditions precedent (unless the condition by nature should be satisfied on the closing date), or any other date otherwise agreed by the Investor and the Management Vendors (the “Closing Date”).

5.	Representations and Warranties

Each of the Management Vendors and the Investor have made customary representations and warranties and confirmed that the representations and warranties they make are true, accurate, not misleading and containing no omission of any material facts on the date of signing of this Agreement, the Closing of the MVA First Instalment and the Closing of the MVA Second Instalment, the other parties can rely on the representations and warranties they make.

6.	Undertakings

(1)	Transitional Loans

(i)

To satisfy the financial requirements of the Management Vendors’ capital needs, the Investor agrees to provide an aggregate amount of RMB 334,562,195.98 to the Management Vendors (the “Management Vendors Transitional Loans”), within 10 business days upon the satisfaction of the conditions, including (i) the first instalment of Founding Vendors Transaction and the MVA First Instalment shall have been closed, (ii) the Resignations (as defined in the Founding Vendors Agreement) and relevant registration or filing procedures in relation to the Second Amendment to Articles of Association and the Second Adjustment of Management with relevant local branch of State Administration for Market Regulation of the PRC (the “SAMR”) shall have been completed, (iii) each of the Management Vendors having entered into the Entrustment Agreement (as defined below) and the Entrustments (as defined below) having taken effect, and (iv) relevant parties shall have entered into the Share Pledge Agreements (as defined in the Founding Vendors Agreement) and each of the Subsequent Trading Shares Pledge (as defined in the Founding Vendors Agreement) and the MVA Subsequent Trading Shares Pledge (as defined below) shall have been completed. The Parties hereby agree that each of the Management Vendors shall enter into an agreed formed transitional loan agreement with the Investor and the Founder on the date hereof.

(ii)

The Parties hereby agree that, notwithstanding other provisions in this Agreement, on or prior to the Closing of the MVA Second Instalment, the Investor shall be entitled to, by written notice in the agreed form (the “Offset Notice”) to each of the Management Vendors, request to offset the outstanding amount of the Management Vendors Transitional Loans in relation to such Management Vendor, against the same amount of the MVA Second Instalment Consideration to be paid by the Investor to such Management Vendor (the “Offset Amount”). After the Offset Notice is issued, and from the Closing of the MVA Second Instalment, the amount of the Management Vendors Transitional Loans in relation to such Management Vendor, is deemed to have been repaid by such Management Vendor to the Investor, and the Investor is also deemed to have fully paid the amount of the MVA Second Instalment Consideration equal to the Offset Amount to such Management Vendor. The Investor only needs to pay the amount of the after-tax MVA Second Instalment Consideration in relation to such Management Vendor deducting the Offset Amount, to such Management Vendor on the Closing of the MVA Second Instalment. For the avoidance of doubt, if the amount of the after-tax MVA Second Instalment Consideration in relation to such Management Vendor, is lower than the Offset Amount, such Management Vendor shall repay the amount of the Offset Amount deducting the after-tax MVA Second Instalment Consideration in relation to such Management Vendor to the Investor on or before the Closing of the MVA Second Instalment.

(2)	Entrustments

To ensure that the MVA Subsequent Transaction can be carried out smoothly, the Management Vendors hereby irrevocably agree to entrust all of his/her voting rights of the MVA Second Instalment Target Shares to the Investor (the “Entrustments”). The Parties hereby agree that each of the Management Vendors shall enter into an agreed formed entrustment agreement (the “Entrustment Agreement”) with the Investor and the Founder on the date hereof.

(3)	Share Pledges

To ensure that the Management Vendors will fulfil respective responsibilities and obligations under the relevant transaction documents (including the MVA Subsequent Transaction and repayment of the Management Vendors Transitional Loans), the Management Vendors hereby irrevocably agree to pledge the MVA Subsequent Trading Shares to the Investor.

The Parties hereby agree that:

(i)	Each of the Management Vendors shall enter into a share pledge agreement in agreed form with the Investor on the date hereof.

(ii)

Within 15 business days after the Closing of the MVA First Instalment, the Management Vendors shall complete all relevant registration procedures in relation to pledge of all MVA Subsequent Trading Shares, with the Target Company’s local branch of the SAMR (the “MVA Subsequent Trading Shares Pledge”).

(iii)

Each of the Management Vendors shall release the pledge and complete relevant registration procedures in relation to the MVA Subsequent Trading Shares held by such Management Vendor, with the Investor (the “MVA Subsequent Trading Shares Pledge Release”), within 10 business days upon the satisfaction of the conditions, including (i) such Management Vendor having resigned from his/her position as the director, supervisors and/or senior management of the Target Company and/or the Listed Company for 6 months, and (ii) the MVA Subsequent Trading Shares held by such Management Vendor having become unrestricted. Within 10 business days after the completion of MVA Subsequent Trading Shares Pledge Release, such Management Vendor shall complete the relevant registrations and procedures relating to the transfer of relevant MVA Subsequent Trading Shares held by such Management Vendor to the Investor with Guangzhou Equity Exchange, and obtain a register of members issued by Guangzhou Equity Exchange to prove that the Investor has become the sole legal holder of such MVA Subsequent Trading Shares.

(4)	Notice of Event of Default

(i)

The Management Vendors shall timely, accurately and completely notify and disclose to the Investor any event, circumstance, fact and situation that are occurred before the Closing of the MVA First Instalment that may cause the Management Vendors to breach any of the representations, warranties, undertakings and other obligations of the Management Vendors herein under the relevant transaction documents, or its effect may cause the representations, warranties, undertakings and other obligations of the Management Vendors under the relevant transaction documents herein to be untrue or incorrect in any respect.

(ii)

The Management Vendors shall timely, accurately and completely notify and disclose to the Investor any event, circumstance, fact and situation that are occurred before the Closing of the MVA Second Instalment that may cause the Management Vendors to breach any of the representations, warranties, undertakings and obligations of the Management Vendors herein under the relevant transaction documents, or its effect may cause the representations, warranties, undertakings and other obligations of the Management Vendors under the relevant transaction documents herein to be untrue or incorrect in any respect.

(5)	Exclusivity

From the date of this Agreement to the Closing the MVA Second Instalment or the date on which this Agreement is terminated pursuant to the Section 8 (2), without the prior consent of the Investor, the Management Vendors shall not directly or indirectly (or through any third party), and shall ensure that their respective affiliate and the Group Companies (including the Listed Company) as of the first instalment of Founding Vendors Transaction shall not directly or indirectly (or through any third party), (i) solicit, initiate, consider, encourage or accept any proposal or offer made by any person or any entity in respect of the following matters (i.e. matters referred to in (A), (B) and (C), collectively referred to as “Conflicting Transaction”): (A) acquire or purchase all or part of the equity of the Group Companies (including the Listed Company) from the Management Vendors, (B) enter into any merger, consolidation or other business combination with the Group Companies (including the Listed Company), or acquire or purchase the material assets of the Group Companies (including the Listed Company), or propose any tender offer to the Group Companies (including the Listed Company), (C) enter into capital restructuring, structural restructuring, business restructuring or any other transaction that conflicts with the transactions contemplated under the Acquisition, with the Group Companies (including the Listed Company), or (ii) participate in any discussion, conversation, negotiation or other communication with respect to the Conflicting Transaction, or provide any information related to the above matters to any third party, or allow any third party to proceed due diligence with respect to the Group Companies (including the Listed Company) for the Conflicting Transaction, or cooperate, assist, participate in or encourage any efforts or attempts of any third party to conduct the Conflicting Transaction in any other way, or enter into any agreement or arrangement with any third party for the Conflicting Transaction. The Management Vendors shall immediately cease it (and shall cause their affiliate and the Group Companies (including the Listed Company) to cease it immediately) and shall cause the termination of all discussions, conversations, negotiations or other communications and provision or sharing of information in relation to any Conflicting Transaction initiated prior to the execution of this Agreement. The Management Vendors shall promptly notify the Investor of any proposal, offer, inquiry or other contacts made by any entity with respect to the Conflicting Transactions.

(6)	Tax Filing

Each of the Management Vendors shall duly and timely pay all applicable income tax and other taxes payable in respect of all consideration in relation to the MVA Transaction pursuant to applicable laws and the requirements from the relevant tax authorities (the “Payable Taxes”). The Investor shall be entitled to withhold all or part of the Payable Taxes for any Management Vendor (the “Tax Withholding”), and the Management Vendors shall take all necessary actions and sign all necessary documents. If the Investor performs the obligation of such Tax Withholding, the Investor shall be entitled to pay the amount of relevant consideration deducting the amount of the Payable Taxes to be withheld. The Parties agree that, notwithstanding any other provisions in the transaction documents to the contrary, if the Tax Withholding is unable to proceed for any reason not attributable to the Investor, regardless of whether closing conditions for payment of relevant consideration have been satisfied at that time, the Investor shall be entitled to not make any payment (including but not limited to any consideration in relation to the share transfer transaction contemplated by this Agreement) to such Management Vendor. If any Management Vendor has provided the certificate proving that such Management Vendor has duly and timely paid all Payable Taxes, the Investor shall make relevant payment to such Management Vendor within 10 business days upon the satisfaction of the relevant MVA Conditions Precedent pursuant to this Agreement.

If any Management Vendor requests to pay the Payable Taxes by himself or herself, the Investor agrees to negotiate with such Management Vendor about the specific arrangements with respect to the amount of Payable Taxes and payment of relevant consideration in relation to the share transfer transaction contemplated by this Agreement. For example, the Parties may agree otherwise, and the Investor may only pay such Management Vendor the amount of the Payable Taxes on certain installment (the “Payable Taxes on Certain Installment”). Within 10 business days after such Management Vendor has provided the certificate reasonably satisfactory to the Investor issued by the competent tax authority proving that such Management Vendor has duly and timely paid all Payable Taxes on Certain Installment and the related explanations or materials for exempting the Investor from obligation of the Tax Withholding, the Investor shall pay to the such Management Vendor the amount of the price to be paid pursuant to Section 2 deducting the amount of the Payable Taxes on Certain Installment.

(7)	Confidentiality

Each of the Management Vendors hereby acknowledges and undertakes that, he/she will, and he/she will cause his/her affiliate to, keep in strict confidence the confidential information obtained concerning the Group Companies, and will not disclose any confidential information or allow any confidential information to be disclosed to any third party, and not disclose, copy or otherwise use any confidential information for any other purpose.

(8)	Restriction on Transfers

After the Closing of the MVA First Instalment, none of the Management Vendors shall directly or indirectly sell, assign, transfer, pledge, hypothecate, grant an option or constitute an offer to sell, encumber, or otherwise dispose of in de facto or economically effective way, any MVA Subsequent Trading Share directly or indirectly owned or held by such Management Vendor, without the prior written consent of the Investor or otherwise agreed in the transaction documents.

(9)	MVA Subsequent Transaction

Each of the Parties shall take or cause to be taken all necessary action, to execute all necessary instruments (including but not limited to the articles of association applicable to the MVA Subsequent Transaction and any simplified version of the share transfer agreement for the MVA Subsequent Transaction for government approval or similar purposes), to cause the MVA Subsequent Transaction to be consummated.

(10)	Excluded Rights and Excluded Dividend

Notwithstanding other provisions in this Agreement, all Parties hereby acknowledge and agree that, from the date hereof to the Closing of the MVA Transaction, in the event of any equity distribution, conversion of capital reserve into share capital, allotment of shares and issuance of bonus shares of the Target Company and other events that require conducting of ex-right and ex-dividend, then and in such event, the number of the Management Target Shares and/or the unit price per share shall be adjusted concurrently. The mathematical formula for determining such adjustment is as follows:

Equity distribution: P1 = P0 – D

Issuance of bonus shares or conversion of capital reserve into share capital: P1 = P0 ÷ (1 + N)

Allotment of shares: P1 = (P0 + (A × K)) ÷ (1+K)

Above adjustments to be proceeded concurrently: P1 = (P0 – D + (A×K)) ÷ (1+K+N)

WHERE:

P0 = the benchmark price per share before the adjustment

N = the number of bonus shares or increased capital stocks per share

K = the number of allotment shares per share

A = the allotment price

D = the equity distribution per share

P1 = the benchmark price per share after the adjustment

The value after the adjustment shall be rounded to two decimals. The round method provides normal rounding functionality, rounding a number up or down based on any existing decimals.

7.	Liabilities for Breach of Contract and Compensation Commitment

(1)

The occurrence of any of the following constitutes an event of default under this Agreement (“Event of Default”): (x) a representation made by either Party under this Agreement proves to be untrue, inaccurate, incomplete or misleading, (y) a breach by either Party of its undertakings and warranties, or (z) any Party fails to perform its obligations under this Agreement (including the appendices hereto) as agreed herein.

(2)

If either Management Vendor occurs an Event of Default, the Management Vendors shall compensate and hold harmless the Investor, in such case, the Management Vendors shall compensate the Investor for any actual loss, damage, liability, cost or expense as a result of such Event of Default, including without limitation reasonable litigation/arbitration fees and attorney fees (collectively the “Losses”). For the avoidance of doubt, the Management Vendors shall indemnify the Investor for Losses (based on all the Management Target Shares acquired thereby through the Acquisition) as a result of any breach by the Management Vendors of the representations and warranties made by the Management Vendors.

(3)

If the Investor commits an Event of Default, which causes Losses to any Management Vendor, the Investor shall indemnify such Management Vendor for any Losses incurred as a result of such Event of Default.

8.	Effectiveness and Termination

(1)	This Agreement shall be formed upon the date of execution by the Parties become effective from the effective date of the Founding Vendors Agreement.

(2)	This Agreement may be terminated by the relevant Party prior to the MVA First Instalment as follows:

(i)	The Investor shall be entitled to terminate this Agreement upon termination of the Founding Vendors Agreement;

(ii)	This Agreement may be terminated by the mutual written consent of the Parties.

(3)	Termination of the MVA Subsequent Transaction

After the Closing of the MVA First Instalment, the MVA Subsequent Transaction may be terminated by the relevant Party as follows:

(i)

If the Closing of the MVA Second Instalment fails to occur prior to June 30, 2023 (the “MVA Second Instalment LSD”), the Investor shall be entitled to terminate the MVA Subsequent Transaction upon written notice to the other party; If the Closing of the MVA Second Instalment fails to occur due to the extension of the lock-up period of the shares of the Target Company held by the Founder and the Management Vendors resulting from the change in PRC law (such lock-up period exists only because the Management Vendors are or were the directors, supervisors and senior management officers of the Target Company and/or the Listed Company), the MVA Second Instalment LSD shall be further extended until two months after the expiration of such lock-up period.

(ii)	the MVA Subsequent Transaction may be terminated by the mutual written consent of all Parties.

9.	Taxes and Expenses

(1)	Taxes

Unless otherwise agreed herein, the Parties shall bear its own taxes incurred by the performance and completion of the transactions described in this Agreement. If a Party withholds taxes for the other Party required to be withheld in accordance with law due to the MVA Transaction, the Party being withheld shall pay such taxes.

(2)	Fees and Expenses

(i)

The fees, costs and expenses incurred by the parties in going through formalities with governmental authorities as a whole in connection with the transaction shall be borne by the relevant parties and fully paid on time in accordance with the relevant regulations.

(ii)

Except for Article 9(2)(a) hereof, each of the Parties shall bear its own costs and expenses incurred in connection with its due diligence, drafting, negotiation and execution of this Agreement and the other transaction documents and the completion of the transactions contemplated by the transaction documents, including, without limitation, costs and expenses incurred in engaging financial advisors, legal counsels and tax advisors.

10.	Applicable Law and Dispute Resolution

The conclusion, validity, interpretation and performance of this Agreement, as well as any dispute arising hereunder shall all be governed by the laws of the People’s Republic of China. In the event of any dispute, controversy, contradiction or claim arising out of or in connection with this Agreement, including the existence, validity, interpretation, performance, breach or termination hereof or any dispute regarding non-contractual obligations arising out of or in connection with this Agreement (the “Dispute”), the Parties concerned shall attempt in the first instance to resolve such Dispute through amicable negotiation. Should negotiation fails, either Party (the Management Vendors as one Party and the Transferee as the other Party) shall have the right to submit such Dispute to Shanghai Arbitration Commission (the “Shanghai Arbitration Commission”) for arbitration in accordance with the arbitration rules in force at the time of applying for arbitration. The arbitration tribunal shall consist of three (3) arbitrators appointed in accordance with arbitration rules. The claimant shall appoint one (1) arbitrator, and the respondent shall appoint one (1) arbitrator. The third arbitrator shall be appointed by the above two arbitrators through consultation or by Shanghai Arbitration Commission. The language of arbitration shall be Chinese. The arbitration shall take place in Shanghai. The arbitration award shall be final and binding on the Parties, and the Parties agree to be bound thereby and to act accordingly. The costs of arbitration and enforcement of the arbitration award (including witness fees and reasonable attorney fees) shall be borne by the losing party, unless otherwise agreed in the arbitration award. When a dispute occurs and such dispute has been submitted to arbitration, the Parties shall continue to exercise and perform its remaining rights and obligations under this Agreement except for the matters in dispute.

11.	Miscellaneous Provisions

(1)	Transfer

Without the prior written consent of the Transferee, any party shall never transfer any of its rights or obligations under this Agreement prior to the delivery, provided that, the Transferee may transfer any of its rights or obligations hereunder to Suqian Jingdong Yueguan Enterprise Management Co., Ltd. or any of its affiliates as approved by the Founder upon giving a 10-business-day prior written notice to the other Parties. The other Parties shall cooperate with such transfer.

(2)	Waiver

A waiver by any Party of any of its rights, powers or remedies under this Agreement shall only be effective with related written documents signed by such Party. Any party’s failure to exercise or its delay in exercising any right, power or remedy under this Agreement shall never be deemed as a waiver, and any single or partial exercise of such right, power or remedy shall not prevent the further exercise of such right, power or remedy or the exercise of any other right, power or remedy.

(3)	Entire Agreement

This Agreement constitutes the entire agreement between the parties on the matters described in this Agreement and supersedes all prior oral or written discussions, understandings or agreements among the Parties with respect to such matters (if any).

(4)	Severability

If any one or more of the provisions of this Agreement is held to be invalid, illegal or unenforceable in any respect under applicable law, the validity, legality and enforceability of the other provisions of this Agreement shall not be affected or prejudiced in any respect. The Parties shall, through consultation in good faith, strive to replace those invalid, illegal or unenforceable provisions with valid, legal and enforceable ones, and the economic effect of such valid, legal and enforceable provisions shall be as similar as possible to that of those invalid, illegal or unenforceable provisions. The non-enforceability of this Agreement against one party shall not affect its enforceability against other Parties.

(5)	Amendment

Any amendment to this Agreement may be effective only upon a written agreement signed by the Parties.

(6)	Non-joint and Several liability

The obligations of each Management Vendor under this Agreement are several and not joint.

(7)	Text

This Agreement is made in 10 counterparts with each Party holding 1 counterpart, and other counterparts shall be used for the filings and transfer procedures. Each agreement shall have equal legal effect. Execution counterparts include counterparts in paper, facsimile and electronic means, each of which shall be deemed an original, but all of which shall be deemed to be one and the same original document.

(8)	Further Assurance

Upon reasonable request by any Party, without further consideration, each other Party shall execute and deliver such additional instruments and take such further legal actions as may be necessary or required to complete and effect the transactions envisaged in this Agreement in the most expeditious manner possible. Each Party shall promptly consult with the other Parties and provide any necessary information and materials with respect to all documents submitted by such Party to any government department in connection with this Agreement and the transactions envisaged in this Agreement. Specifically (but not limited to) each Party shall use its reasonable best efforts and cooperate with each other Party to obtain all consents required to implement the transactions envisaged in this Agreement.

(9)	Government Format Text

Where the Parties need to sign a simplified version of this Agreement for the MVA Transaction for government approval or similar purposes, this Agreement shall take precedence over the simplified version of this Agreement, and such the simplified version of this Agreement shall only be used for the above-mentioned government approval or similar purposes, but not to establish and prove the rights and obligations of the relevant parties on the matters stipulated in such this Agreement.

Exhibit I

Management Vendors	Management Target Shares and the corresponding proportion	MVA First Instalment		MVA Second Instalment		Management Vendors Transitional Loans
		MVA First Instalment Target Shares and the corresponding proportion	MVA First Instalment Consideration	MVA Second Instalment Target Shares and the corresponding proportion	MVA Second Instalment Consideration
Cui Weigang	4,112,990 shares,4.3814%	1,028,247 shares, 1.0953%	RMB 98,328,843.43	3,084,743 shares, 3.2860%	RMB 294,986,721.54	RMB 236,719,316.70
Xu Enjun	997,023 shares,1.0621%	249,255 shares, 0.2655%	RMB 23,835,669.71	747,768 shares, 0.7966%	RMB 71,507,296.00	RMB 57,326,787.48
Pang Qingxiu	349,932 shares,0.3728%	87,483 shares, 0.0932%	RMB 8,365,793.64	262,449 shares, 0.2796%	RMB 25,097,380.91	RMB 20,120,355.58
Huang Huabo	250,893 shares,0.2673%	62,723 shares, 0.0668%	RMB 5,998,053.04	188,170 shares, 0.2004%	RMB 17,994,254.75	RMB 14,584,768.33
Tang Xianbao	61,560 shares,0.0656%	15,390 shares, 0.0164%	RMB 1,471,709.52	46,170 shares, 0.0492%	RMB 4,415,128.56	RMB 3,539,570.80
Zhang Huanran	39,504 shares,0.0421%	9,876 shares, 0.0105%	RMB 944,418.66	29,628 shares, 0.0316%	RMB 2,833,255.99	RMB 2,271,397.09
Total	5,811,902 shares,6.1913%	1,452,974 shares, 1.5477%	RMB 138,944,488.00	4,358,928 shares, 4.6434%	RMB 416,834,037.75	RMB 334,562,195.98